United Rail, Inc.
9480 S. Eastern Ave., Suite 205
Las Vegas, NV 89123
Telephone 702-481-2343

February 14, 2019

John Stickel

Division of Corporation Finance
Office of Transportation and Leisure
United States Securities and Exchange Commission
Washington, DC 20549

Re:	United Rail, Inc.
Offering Statement on Form 1-A
Filed November 21, 2018
File No. 024-10838

Dear Mr. Stickel:

Kindly be advised that United Rail, Inc. (the “Company”) requests that its Regulation A offering be qualified on Tuesday, February 19, 2019 at 12 Noon.
If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,
/s/ Michael Barron

Michael Barron
Chief Executive Officer